QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12

IRON MOUNTAIN INCORPORATED
STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
											Nine Months Ended September 30, 2008
	2003		2004		2005		2006		2007
Earnings:
Income from Continuing Operations before Provision for Income Taxes and Minority Interest	$156,989		$166,735		$197,018		$224,218		$223,024		$174,205
Add: Fixed Charges	195,258		240,270		245,431		264,211		308,871		247,599

	$352,247		$407,005		$442,449		$488,429		$531,895		$421,804

Fixed Charges:
Interest Expense, Net	$150,468		$185,749		$183,584		$194,958		$228,593		$179,199
Interest Portion of Rent Expense	44,790		54,521		61,847		69,253		80,278		68,400

	$195,258		$240,270		$245,431		$264,211		$308,871		$247,599

Ratio of Earnings to Fixed Charges	1.8	x	1.7	x	1.8	x	1.8	x	1.7	x	1.7	x

QuickLinks

  EXHIBIT 12